U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024

Commission File Number: 001-39137

Fresh2 Group Limited

880 3RD AVE FL 7

NEW YORK, NY 10022-4730

United States

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F  ☐

EXPLANATORY NOTE

On December 20, 2024, Fresh2 Group Limited (the Company) received notification from The Nasdaq Stock Market (Nasdaq) stating that the Company’s securities will be delisted from the Nasdaq Capital Market effective at the open of the market on December 24, 2024. The delisting of the Company’s securities is a result of the Company’s failure to regain compliance with the the Periodic Filing Rule for continued listing, pursuant to Nasdaq’s Listing Rule 5250(c)(1).

The Company received a Staff Determination Letter from the Nasdaq on October 16, 2024, indicating that the Company did not comply with Nasdaq’s filing requirements as set forth in Listing Rule 5250(c)(1). On October 23, 2024, the Company requested a hearing before a Nasdaq Hearings Panel to appeal the delisting determination. The hearing was held on December 16, 2024. In the Hearing, the company presented company overview and compliance plan to request an exception through April 14, 2025, to file the Delayed Reports. The Nasdaq Hearings Panel (“Panel”) has determined to deny the request. As a result, trading in the Company’s securities at Nasdaq will be suspended at the open of trading on December 24, 2024.

The Company expects its securities to trade on the Pink Market.

The Company is committed to filing the delayed reports to demonstrate full compliance with its filing requirements. It has been allocating all necessary and appropriate resources to complete the audit and submit the delayed reports. Once compliance is restored, the Company intends to apply for an uplisting.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: December 23, 2024	Fresh2 Group Limited

	By:	/s/ Haohan Xu
	Name:	Haohan Xu
	Title:	Chief Executive Officer

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